Invesco
PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 1000
Houston, TX 77046
713 626 1919
www.invesco.com/us

April 7, 2015

Via EDGAR

Mark A. Cowan

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
File Nos: 811-07452 and 33-57340

Dear Mr. Cowan:

Below are responses to your comments, which we received on March 10, 2015, Post-Effective Amendment No. 63 (the “Amendment”) to the AIM Variable Insurance Funds’ (Invesco Variable Insurance Funds’) (the Registrant’s) registration statement on Form N-1A The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 9, 2015, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”) and is scheduled to go effective April 30, 2015. For your convenience, we have summarized each of your comments in bold and have set forth the Registrant’s response immediately below each comment. The comments and responses apply to both Series I and II of Invesco V.I. Diversified Income Fund (“Invesco V.I. Core Plus Bond Fund,” effective April 30, 2015) (the “Fund”). Any disclosure changes required by these responses will be incorporated into a filing made pursuant to Rule 485(b) under the 1933 Act for the Registrant.

1. Comment: To the extent that the Fund engages in short sales of TBA mortgages, confirm supplementally that the expenses associated with any short sales are reflected in the table of Annual Fund Operating Expenses (“Fee Table”).

Response: As we do not anticipate that the expenses associated with short sales will be significant, we have not added a separate line item to the Fee Table. We will monitor the short sales and consider adding expenses associated with short sales of TBA mortgages as a separate line item in the Fee Table if necessary.

2. Comment: As the Fund may engage in credit default swaps, confirm that the Fund will set aside segregated assets equating to the full notional value of the credit default swaps.

Response: If the Fund engages in credit default swap agreements as a seller of credit protection, it will segregate liquid assets equal to the full notional value of these swaps. The Fund will otherwise set aside segregated assets equating to an appropriate amount.

The Registrant believes that the Fund’s asset coverage policy with respect to credit default swap transactions is reasonable and consistent with the principles underlying SEC and Staff guidance with respect to Section 18 of the 1940 Act as well as the available information published regarding asset coverage approaches in the Investment Company Act Release No. 10666 (Apr. 18, 1979) and the SEC’s August 2011 concept release, Use of Derivatives by Investment Companies under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011). In the event that future rules or regulations, or SEC Staff interpretations thereof, impact Fund operations, the Fund will revise its segregation policy as appropriate.

3. Comment: As the Fund may engage in total return swaps, confirm that the Fund will set aside segregated assets equating to an appropriate amount.

Response: Confirmed. The Fund will set aside segregated assets equating to an appropriate amount.

The Registrant believes that the Fund’s asset coverage policy with respect to total return swap transactions is reasonable and consistent with the principles underlying SEC and Staff guidance with respect to Section 18 of the 1940 Act as well as the available information published regarding asset coverage approaches in the Investment Company Act Release No. 10666 (Apr. 18, 1979) and the SEC’s August 2011 concept release, Use of Derivatives by Investment Companies under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011). In the event that future rules or regulations, or SEC Staff interpretations thereof, impact Fund operations, the Fund will revise its segregation policy as appropriate.

4. Comment: In the Risk section, disclose risks associated with collateralized debt obligations (“CDOs”) and collateralized mortgage obligations (“CMOs”) in the Principal Risks of Investing in the Fund.

Response: As CDOs and CMOs are mortgage-backed and asset-backed securities, we believe the risk of investing in these instruments are sufficiently described in the Mortgage- and Asset-Backed Securities Risk, which is reproduced below. Going forward, we will specifically identify CDOs and CMOs as types of mortgage and asset-backed securities in the risk.

Mortgage- and Asset-Backed Securities Risk. The Fund may invest in mortgage- and asset-backed securities that are subject to prepayment or call risk, which is the risk that the borrower’s payments may be received earlier or later than expected due to changes in prepayment rates on underlying loans. Faster prepayments often happen when interest rates are falling. As a result, the Fund may reinvest these early payments at lower interest rates, thereby reducing the Fund’s income. Conversely, when interest rates rise, prepayments may happen more slowly, causing the security to lengthen in duration. Longer duration securities tend to be more volatile. Securities may be prepaid at a price less than the original purchase value. An unexpectedly high rate of defaults on the mortgages held by a mortgage pool may adversely affect the value of mortgage-backed securities and could result in losses to the Fund. The risk of such defaults is generally higher in the case of mortgage pools that include subprime mortgages. Subprime mortgages refer to loans made to borrowers with weakened credit histories or with lower capacity to make timely payments on their mortgages.

5. Comment: In the Risk section, confirm whether the statements concerning tax in the description of Derivatives Risk are applicable to variable insurance products.

Response: Although variable insurance products have special tax considerations, we believe that the tax risks associated with derivatives are applicable to any registered investment company structure.

6. Comment: In the Risk section, to extent there are risks specific to credit default swaps or total return swaps, highlight those risks.

Response: We believe that the Derivatives Risks discussed in the Risk section sufficiently disclose the risks associated with credit default swaps and total return swaps.

7. Comment: In the Performance Information section, include the year after “December 31”.

Response: We respectively decline to add the year in the Performance Information section since the reference will always be to “December 31” of the past calendar year. Additionally, the bar chart referenced in the Performance Information section includes the year (“December 31, 2014”).

8. Comment: Confirm whether updated performance information is available on the website for the Fund or elsewhere.

Response: Since shares of the Fund are currently offered only to insurance company separate accounts funding variable annuity contracts and variable life insurance policies and are not available for direct purchase or investment by the public, performance information is not generally on Invesco’s public website. However, access to such information is provided at a link designated for insurance companies and other financial advisers. In addition, many insurance companies provide contract level performance on their websites which typically include variable product fees.

9. Comment: In the table of Average Annual Total Returns, remove the two footnotes to the narrative.

Response: We respectively decline to change the format in which we disclose the footnoted information. We believe the footnotes are necessary to identify the indices that are changing.

10. Comment: In the Advisor Compensation section, explain supplementally why certain information provided was bracketed and why advisor compensation was zero for the period.

Response: The information that was bracketed has been updated in the Registration Statement filing under rule 485(b) and now reads as follows:

Prior to April 30, 2015, Adviser received a fee from the Fund, calculated at the annual rate of 0.60% of the first $250 million and 0.55% of the amount over $250 million of average daily net assets. Effective April 30, 2015, the Adviser is to receive a fee from the Fund, calculated at the annual rate of 0.45% of the first $500 million, 0.425% of the next $500 million, 0.40% of the next $1.5 billion, 0.375% of the next $2.5 billion and 0.350% of the excess over $5 billion. During the fiscal year ended December 31, 2014, the Adviser did not receive compensation from the Fund due to a fee waiver and/or expense reimbursement.

The Adviser did not receive compensation from the Fund’s average daily net assets, after the fee waiver and/or expense reimbursement, during the period questioned. The Fee Table for the period provides further detail.

11. Comment: In the Financial Highlights, disclose that that the fees and expenses do not reflect separate account expenses and that otherwise the returns would appear lower.

Response: The Registrant believes that the current disclosure provides sufficient disclosure in the Financial Highlights by stating that “[t]otal returns are not annualized for periods less than one year if applicable and do not reflect charges assessed in connection with a variable product, which if included would reduce total returns.”

12. Comment: In the Other Information section, disclose the following in reference to the redemption in kind: investors may incur transaction costs to liquidate securities and the securities may be subject to market fluctuations until such liquidation. Additionally, explain supplementally, whether there are dollar limits that apply to redemptions in kind. Also, explain supplementally, whether redemptions in kind apply to variable insurance products.

Response: The Fund reserves the right to redeem in kind, which we believe applies to variable insurance products. We have amended the language concerning redemptions in kind by adding the following sentence: “Redemptions in kind may result in transaction costs and/or market fluctuations associated with liquidating or holding the securities, respectively.”

Although the Fund does not have disclosed dollar limits for redemptions in kind, the Fund filed a Form N-18f-1 notice that it elected to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the 1940 Act, i.e. redemptions limited in amount with respect to each shareholder during any 90-day period to the lesser of $250,000 or 1 percent of the net asset value of such company at the beginning of such period.

13. Comment: Does the Fund invest in contingent convertibles as a principal investment strategy?

Response: The Fund may use contingent convertible securities (“CoCos”), but does not intend to use CoCos as a principal investment strategy. The Fund reserves the right to do so in the future. We have amended the Statement of Additional Information (“SAI”) to include the following information:

Contingent Convertible Securities. Contingent convertible securities (“CoCos”) are fixed income securities that, under certain circumstances, either convert into common stock of the issuer or undergo a principal write-down by a predetermined percentage if the issuer’s capital ratio falls below a predetermined trigger level. Unlike traditional convertible securities, (a) the conversion is not voluntary and (b) the equity conversion or principal write-down features are tailored to the issuing banking institution and its regulatory requirements. Some additional risks associated with CoCos include, but are not limited to, loss absorption risk because coupons can potentially be cancelled at the banking institution’s discretion or at the request of the relevant regulatory authority in order to help the bank absorb losses.

14. Comment: In the SAI, include leverage as a risk in the description of reverse repurchase agreements.

Response: The Fund does not currently intend to engage in reverse repurchase agreements, but reserves the right to do so in the future. Therefore, we have amended the language concerning reverse repurchase agreements to include the following information:

Reverse repurchase agreement transactions may constitute a borrowing and are a form of leverage and involve the risk that the market value of securities to be repurchased may decline below the repurchase price, or that the other party may default on its obligation, resulting in the Fund being delayed or prevented from completing the transaction. Leverage may make the Fund’s returns more volatile and increase the risk of loss.

15. Comment: In the SAI, include in the non-fundamental policies of the Fund that the Fund may not invest more than 15% of net assets in securities that are illiquid.

Response: We respectfully decline to add a non-fundamental restriction regarding illiquidity to the Fund. We believe the SAI provides appropriate disclosure concerning the 15% limitation in the “Restricted and Illiquid Securities” section. The disclosure states, “Each Fund (except Invesco V.I. Money Market Fund) may invest up to 15% of its net assets in securities that are illiquid.” We also describe what illiquid securities means.

16. Comment: Note that the Fund should use mark to market valuations of derivatives that will be used toward the 80% policy to invest in fixed income securities.

Response: The Fund generally uses mark to market valuations of derivatives that are used toward the 80% policy to invest in fixed income securities.

With respect to the foregoing comments, Registrant acknowledges the following:

1. The Registrant is responsible for the adequacy and accuracy of disclosure in its filings.

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings.

3. The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Please do not hesitate to contact me at (713) 214-4713 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Seba Kurian

Seba Kurian

Counsel

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